March 1, 2010

VIA EDGAR CORRESPONDENCE ONLY

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549

Re: UTEC, INC.

Amendment No. 3 to Form 10-12G Filed November 2, 2009
Form 10-Q/A of the Fiscal Quarter Ended June 30, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 31, 2009
Form 10-Q/A for the Fiscal Quarter September 30, 2009

File No. 000-53241

Dear Mr. Shannon:

This letter is in response to your comment letter (the “Comment Letter”) dated February 22, 2010, with regard to the above-referenced filings of UTEC, Inc., a Nevada corporation (“UTEC” or the "Company").

In response to question 1, in the future, the Company, in its Forms 10Q Item 4T Controls and Procedures, will state that “based on this evaluation, management concluded that the Company’s disclosure controls and procedures were not effective” in place of “ the Company’s internal control over financial reporting was not effective.”

Finally, the Management of UTEC acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
-
Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so UTEC can respond with a prompt response.

Thank you in advance for your courtesies.

Sincerely,

/s/ Fortunato Villamagna

Fortunato Villamagna, CEO

7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149
Tel:  +1.702-335-0356  ◦  Fax:  +1.702-897-8109